UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-109381

HAIGHTS CROSS COMMUNICATIONS, INC.
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(Exact name of registrant as specified in its charter)

10 New King Street
White Plains, New York 10604
(914) 289-9400
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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 3/4% Senior Notes due 2011
12 1/2% Senior Discount Notes due 2011
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(Title of each class of secur ties covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:
Approximately 16 holders of record of 11 3/4% Senior Notes due 2011
Approximately 22 holders of record of 12 1/2% Senior Discount Notes due 2011

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Company Name

Date: September 10, 2009	By:	/s/ Mark Kurtz
Name: Mark Kurtz
Title: Senior Vice President and Chief Financial Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.